Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 23 September 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
16/09/2019	53,576	136.3445	7,304,792.93	7,100	151.4366	1,075,199.86	974,707.52	60,676	136.4543	8,279,500.45
17/09/2019	20,493	136.9429	2,806,370.85	—	—	—	—	20,493	136.9429	2,806,370.85
18/09/2019	—	—	—	7,380	154.2774	1,138,567.21	1,030,097.90	7,380	139.5797	1,030,097.90
19/09/2019	—	—	—	6,643	154.5318	1,026,554.75	927,581.77	6,643	139.6330	927,581.77
20/09/2019	4,392	138.4931	608,261.70	5,700	152.0846	866,882.22	785,931.30	10,092	138.1483	1,394,192.99
Total	78,461	136.6211	10,719,425.48	26,823	153.1225	4,107,204.04	3,718,318.49	105,284	137.1314	14,437,743.96

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 20 September 2019, the total invested consideration has been:

•	Euro 111,441,052.43 for No. 778,751 common shares purchased on the MTA

•	USD 21,717,920.19 (Euro 19,691,401.90*) for No. 140,573 common shares purchased on the NYSE resulting in total No. 7,896,358 common shares held in treasury as of 20 September 2019. As of the same date, the Company held 3.07% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further Information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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